EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2008	2009

Income before income taxes	$21,417	$5,665
Fixed charges	10,107	13,297
Capitalized interest	(135)	(59)

Total earnings	$31,389	$18,903

Interest expense (including capitalized interest)	$816	$2,868
Amortized premiums and expenses	435	707
Estimated interest within rent expense	8,856	9,722
Total fixed charges	$10,107	$13,297

Ratio of earnings to fixed charges	3.11	1.42

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